UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GSE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

36227K106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36227K106

1	NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,466,189
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,466,189
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,189
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 36227K106

1	NAME OF REPORTING PERSON sherleigh associates inc. profit sharing plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,432,694
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,432,694
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,694
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 36227K106

1	NAME OF REPORTING PERSON sILVER INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,495
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 33,495
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

1	NAME OF REPORTING PERSON RS PROPERTIES I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 108,374
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 108,374
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,374
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 36227K106

Item 1.

(a)	Name of Issuer:

GSE Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1332 Londontown Blvd.,
Suite 200
Sykesville, MD 21784

Item 2.

(a)	Name of Person Filing:

Jack Silver
Sherleigh Associates Inc. Profit Sharing Plan
Silver Investment Partners LP
RS Properties I LLC

(b)	Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A
New York, NY 10023

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01

(e)	CUSIP Number:

36227K106

Item 3.        If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

CUSIP No. 36227K106

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of the date hereof, the reporting persons beneficially own 1,574,563 shares of Common Stock of GSE Systems, Inc. representing 8.4% of the outstanding Common Stock based on 18,683,009 shares of Common Stock outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016. Such shares of Common Stock beneficially owned by the reporting persons include (i) 1,432,694 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Jack Silver is the trustee, (ii) 33,495 shares of Common Stock held by Silver Investment Partners LP, a limited partnership of which Mr. Silver is the general partner, and (iii) 108,374 held by RS Partners I LLC.

Mr. Silver has the sole voting and dispositive power with respect to all 1,466,189 shares of Common Stock owned by Sherleigh Associates Inc. Profit Sharing Plan and Silver Investment Partners LP.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 36227K106

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

A “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5(b)(i) thereunder, may have been formed that includes Jack Silver & RS Properties I LLC.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2017
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name: Jack Silver
Title: Trustee

CUSIP No. 36227K106

Silver Investment Partners LP

By:	/s/ Jack Silver
Name: Jack Silver
Title: General Partner

RS Properties I LLC

By:	/s/ Jesse Kohn
Name: Jesse Kohn
Title: General Partner